

September 16, 2010

Teresa F. Sparks
Senior Vice President of Finance
   And Chief Financial Officer
Symbion Inc.
40 Burton Hills Boulevard, Suite 500
Nashville, Tennessee 37215

      Re: Symbion, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 31, 2010
             Form 8-K/A filed June 25, 2010
             File No. 000-50574

Dear Ms. Sparks:

We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1. Please tell us why Ernst & Young's report refers to auditing standards generally accepted in the United States and not standards of the Public Company Accounting Oversight Board in accordance with AS No.1.

Form 8-K/A filed June 25, 2010

Exhibit 99.1 Financial statements

2.	The interim financial statements filed for Mountain View Hospital LLC do not comply with Rule 3-05(b) of Regulation S-X. Please amend the filing to include a statement of cash flows for the three months ended March 31, 2010. Also provide statements of income and cash flows for the corresponding quarter of the previous fiscal year. Refer to Rule 3-02(b) of Regulation S-X.

3.	Further, amend the filing to include a statement in notes to the interim financial statements disclosing that the financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Please refer to Rule 3-03(d) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Don Abbott, Senior Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant